O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230
Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cic@stockslaw.com

File #4247
February 15, 2007
VIA EDGAR &
FACSIMILE (202) 772-9368

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7410

Attention:    Jennifer Goeken

Dear Sirs and Mesdames:

RE:	IRELAND INC. (the “Company”)
	-	Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed April 12, 2006
	-	SEC File Number 000-50033

We write on behalf of the Company in response to your comment letter dated December 29, 2006 regarding the above referenced filings of the Company (the “Comment Letter”). We provide below our responses to the comments made in the Comment Letter. Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

STATEMENT OF OPERATION, PAGE F-4

1.

WE NOTE YOUR LINE ITEM MINERAL PROPERTY AND OPTION PAYMENTS AND YOUR RELATED DISCLOSURE ON PAGES F-12 AND F-13. PLEASE REFER TO THE GUIDANCE SET FORTH BY EITF 04-2, WHICH INDICATES IN PARAGRAPH NINE THAT “MINERAL RIGHTS, AS DEFINED IN THIS ISSUE, ARE TANGIBLE ASSETS, AND ACCORDINGLY, AN ENTITY SHOULD ACCOUNT FOR MINERAL RIGHTS AS TANGIBLE ASSETS.” PLEASE CONFIRM TO US THAT YOU WILL COMPLY WITH THIS GUIDANCE IN THE EVENT THAT YOU INCUR ADDITIONAL MINERAL RIGHTS, DEFINED BY EITF 04-2, “AS THE LEGAL RIGHT TO EXPLORE, EXTRACT, AND RETAIN AT LEAST A PORTION OF THE BENEFITS FROM MINERAL DEPOSITS,” IN THE FUTURE OR OTHERWISE ADVISE.

In response to this comment, the Company has informed us that they will comply with the above guidance and will account for mineral rights as tangible assets in the event that it incurs additional mineral rights in the future. In its future filings, the Company intends to add the following additional notes under its “Summary of Significant Accounting Policies”:

Mineral Rights

The Company capitalizes acquisition and option costs of mineral property rights where the Company believes the properties contain potentially mineralized material. The amount capitalized represents fair value at the time the mineral rights were acquired. The

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O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Jennifer Goeken
February 15, 2007

accumulated costs of acquisition for properties that are developed to the stage of commercial production will be amortized using the unit-of-production method.

Exploration Costs

Mineral exploration costs are expensed as incurred.

However, because the Company has not determined whether its existing mineral claim contains mineralized materials, there is a low or non-existent probability of cash flows from these asset expenditures. As such, in its future filings, the Company intends to revise its disclosure under the note titled “Mineral Exploration Property” as follows:

MINERAL EXPLORATION PROPERTY

On November 30, 2004, the Company entered into a mineral property purchase agreement to acquire a 100% undivided interest in one mineral claim located in the Yellow Pine Mining District in Clark County, Nevada, known as the “Ireland 1 Claim,” for a total consideration of $6,000.

The Company has not determined whether the mineral claim contains mineralized material and has consequently written off all mineral rights acquisition costs to operations. (Emphasis added.)

2.

FURTHER, PLEASE CONFIRM THAT, IN THE EVENT YOU ACQUIRE ADDITIONAL MINERAL RIGHTS THAT YOU DETERMINE ARE TANGIBLE ASSETS, YOU WILL TREAT THOSE CASH PAYMENTS AS INVESTING ACTIVITIES IN ACCORDANCE WITH FAS 95 OR OTHERWISE ADVISE.

In response to this comment, the Company has informed us that, in the event that it acquires additional mineral rights that it determines are tangible assets, it will treat those cash payments as investing activities in accordance with FAS 95.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7

MINERAL PROPERTY OPTION PAYMENTS AND EXPLORATION EXPENDITURES, PAGE F-8

3.

WE NOTE YOUR DISCLOSURE THAT “MANAGEMENT PERIODICALLY REVIEWS THE CARRYING VALUE OF ITS INVESTMENTS IN MINERAL LEASES AND CLAIMS WITH INTERNAL AND EXTERNAL MINING RELATED PROFESSIONALS.” PLEASE REVISE YOUR DISCLOSURE IN FUTURE FILINGS, TO STATE IF TRUE, THAT YOU TEST THE RECOVERABILITY OF THESE ASSETS WHENEVER EVENTS OR CHANGES IN CIRCUMSTANCES INDICATE THAT ITS CARRYING AMOUNT MAY NOT BE RECOVERABLE, AS CONTEMPLATED BY PARAGRAPH 8 OF FAS 144,OR OTHERWISE ADVISE. PLEASE SIMILARLY REVISE YOUR DISCLOSURE, IN FUTURE FILINGS, UNDER THE IMPAIRED ASSET POLICY WITH RESPECT TO YOUR DISCLOSURE SURROUNDING YOUR PERIODIC REVIEW OF LONG LIVED ASSETS UNDER FAS 144.

In response to this comment, in its future filings, the Company intends to delete the disclosure in the note titled “Mineral Property Option Payments and Exploration Expenditures” (see page F-8 of the above referenced Form 10-KSB) in its entirety.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Jennifer Goeken
February 15, 2007

In addition, the Company intends to revise its disclosure regarding its impaired assets policy as follows:

Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-lived Assets”. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist, the assets will be written down to fair value.

The Company’s statement acknowledging the matters referred to on pages 2-3 of the Comment Letter is enclosed with this letter. If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/clk

Enclosure

cc:         Ireland Inc.
              Attn: Lorrie Ann Archibald
                        CEO, CFO, President, Secretary and Treasurer

ACKNOWLEDGEMENT OF IRELAND INC.

Ireland Inc. (the “Company”), hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures made in its filings;

  United States Securities and Exchange Commission (the “Commission”) staff comments or changes to our disclosure made in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated the 13th day of February, 2007.

IRELAND INC.

Per:	/s/ Lorrie Ann Archibald
Lorrie Ann Archibald
Chief Executive Officer, President,
Chief Financial Officer, Treasurer and Secretary